UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

              TELTRONICS, INC.
(Exact name of issuer as specified in its charter)

Delaware	59-2937938
(State or jurisdiction of incorporation)	(IRS Employer Identification No.)

2511 Corporate Way, Palmetto, Florida   34221
(Address of Principal Executive Offices including zip code)

TELTRONICS, INC.
2005 INCENTIVE STOCK OPTION PLAN
(Full title of plan)

John N. Blair, Esq.
Blair & Roach, LLP
2645 Sheridan Drive, Tonawanda, New York 14150
                         716-834-9181
(Name, address and telephone number of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock $.001 par value	1,000,000	$1.53	$1,530,000	$109.07

The approximate date of the proposed sale of securities offered hereby is on or after May 1, 2005.

(1)  Pursuant to Rule 416 under the Securities Act of 1933 as amended ("the "Securities Act") the number of shares of Teltronics, Inc. ("Teltronics" or the "Company") registered hereunder is subject to adjustment in the event of certain reorganizations, restructurings, recapitalizations, reclassifications, stock splits, stock dividends or the like.

(2)   Estimated solely for the purposes of calculating the Registration Fee pursuant to Rule 457(c) and 457(h), under the Securities Act based upon the closing price of Teltronics stock as reported on the OTC Bulletin Board on
March 11, 2010.

This document consists of  8 pages.
The Exhibit Index appears on page 7.

Cross-Reference Sheet

As required by Item 501(b) of Regulation S-K, the following sets forth the location of the disclosures required by Items 1 and 2 of Form S-8 in the Section 10(a) Prospectus prepared in accordance with Rule 428 promulgated under the Securities Act of 1933.

Form S-8 Item No.	Location in Section 10(a) Prospectus

1	1. Plan Information (pp. 1-6)
2	2. Registrant Information and Employee Plan Annual Information (pp. 6-7)

[Balance of page intentionally left blank]

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

The Company hereby incorporates by reference and makes a part of this registration statement the documents described in (a) - (b) below.  In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") prior to the filing of a post-effective amendment which indicates that all securities offered pursuant to this registration statement have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and made a part hereof from the date of filing of such documents.

(a)           The Company's Annual Report on Form 10-K for the year ended December 31, 2008.

(b)           All other reports filed pursuant to Section 13(a) or 15(d) of the 1934 Act, since the end of the year covered by the document referred to in (a) above.

Item 4.  Description of Securities

COMMON STOCK

The Company has Forty Million (40,000,000) authorized shares of Common Stock, $.001 par value per share, of which 8,708,539 shares were issued and outstanding as of March 10, 2010.  All shares of Common Stock outstanding are, and the shares offered hereby when paid for and issued will be, legally issued, fully paid and non-assessable.  Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to vote of shareholders.  Holders of the Common Stock are not entitled to cumulative voting.  This means that the holder(s) of more than fifty percent (50%) of the aggregate voting rights of the Company's securities can elect all of the directors of the Company, except that the holders of the Preferred Convertible Series B Stock have the right to elect a majority of the Board of Directors of the Company if and whenever four quarterly dividends (whether or not consecutive) payable on the Preferred Convertible Series B Stock shall be in arrears.  The Company is in arrears on three dividend payments as of the date of this filing.  The Common Stock has no redemption, preemptive or sinking fund rights.  Holders of the Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefore.  The Company has never paid any dividends on its Common Stock and intends, for the foreseeable future, that earnings generated by the Company's operations will be used to pay dividends on preferred stock, if any, and to finance the Company's working capital and market expansion requirements.  The Company, therefore, does not anticipate that any dividends will be paid to holders of Common Stock.  In the event of liquidation, dissolution or winding up the Company, holders of Common Stock are entitled to share ratably in the amount available for distribution to the holders of Common Stock.

NON-VOTING COMMON STOCK

The Company has authorized the issuance of Five Million (5,000,000) shares of Non-Voting Common ("NVC") Stock.  The Company's Board of Directors has the power to determine the dividend, conversion rights, redemption rights and similar matters of any future series of NVC Stock that may be issued.  None of the NVC stock is presently issued and outstanding as of March 10, 2010.

PREFERRED STOCK

The Company is authorized to issue Five Million (5,000,000) shares of Preferred Stock ("Preferred Stock"), par value $.001 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine without further action by the Company's shareholders.

The Company has designated and issued to its Executive Vice President of Business Development One Hundred Thousand (100,000) shares of the Preferred Stock as Series A Preferred Stock (the "Series A Preferred Stock"), all of which is issued and outstanding as of March 10, 2010.  Each share of the Series A Preferred Stock is entitled to Four Hundred (400) votes and is not entitled to any dividends.  The Series A Preferred Stock is subject to restrictions on transfer and resale, including the right of the Company to approve or disapprove any sale, transfer or other disposition to any third party not controlled by its Executive Vice President of Business Development.

The Company has designated and issued Twenty Five Thousand (25,000) shares of the Preferred Stock as Series B Preferred Stock (the "Series B Preferred Stock"), 12,625 of which are issued and outstanding as of March 10, 2010.  Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible.  The Preferred Series B Convertible stock provides for a $20 per share annual dividend, payable quarterly.  The holder of the Preferred Series B Convertible stock has the right, at its option, to convert the 12,625 preferred shares to 721,429 common shares.  The Company has the right, but not the obligation, to redeem the Preferred Series B Convertible stock in full at 100% of the face value plus accrued and unpaid dividends. The Preferred Series B Convertible stock contains certain covenants, including the right to appoint a director, which has been exercised by the holder.  Dividends on Series B Preferred stock will continue at the rate of $253 per year as long as such shares are outstanding.

In the event of liquidation, dissolution or winding up of the Company prior to any distributions to the holders of any other class or series of capital stock of the Company, including holders of Common Stock, the holders of the Series B Preferred Stock are entitled to receive $100.00 per share.

The Company designated and issued 40,000 shares of Series C Preferred Stock (the “Series C Preferred Stock”), 40,000 of which are issued and outstanding as of March 10, 2010.  All of the outstanding shares of the Company’s Series C Preferred Stock are owned by IHL Investments, LLC.  Ownership of IHL Investments, LLC was acquired by two management Directors of the Company on February 5, 2008.  See Current Report on Form 8-K dated February 8, 2008 filed with the SEC on February 8, 2008.  Dividends payable on Series C Preferred stock will continue at the rate of $800 per year as long as such shares are outstanding.  The Series C Preferred Stock provides for a $20 per share annual dividend, payable quarterly.  The holder of the Preferred Series C Convertible stock has the right, but not the obligation, at its option, to convert the 40,000 preferred shares to 1,454,545 common shares, subject to adjustment.  The Company has the right to redeem all or a portion of the then outstanding Preferred Series C Convertible stock at any time for 100% of the face value plus accrued and unpaid dividends.

Except for the shares of Series A, Series B and Series C Preferred Stock described above, the Company does not have any immediate plans, agreements, understandings or arrangements which would result in the issuance of any shares of Preferred Stock.

Item 5.  Interests of Named Experts and Counsel.

N/A

Item 6.  Indemnification of Directors and Officers.

As authorized under Delaware law, Teltronics in its Bylaws and Certificate of Incorporation has adopted broad indemnification and liability limiting provisions regarding its officers, directors and employees, including the limitation of liability for certain violations of the duty of care.  Accordingly, under certain circumstances the stockholders of Teltronics will have more limited recourse against those individuals than would be the case in the absence of such provisions.

Item 7.  Exemption from Registration Claimed.

N/A

Item 8.  Exhibits.

The Company has filed the following as exhibits to this registration statement and has listed each by reference to the sequential subsection numbers of Regulation S-K, Item 601(b):

Exhibit Number	Item 601(b) Number	Description

4.1	4
Teltronics, Inc. 2005 Incentive Stock Option Plan (incorporated by reference to Exhibit A of the Registrant’s Definitive Proxy Statement on Schedule 14A (000-17893), filed with the SEC on August 30, 2004.

5.1	5	Opinion of Blair & Roach, LLP Regarding Legality of Securities Registered.*
23.1	23	Consent of Blair & Roach, LLP (contained in the opinion of Blair & Roach filed as Exhibit No. 5.1).*
23.2	23	Consent of Kirkland, Russ, Murphy & Tapp, P.A., Independent Registered Public Accountants.*

*           Filed herewith.

The Company has submitted the Plan and any Amendments thereto to the Internal Revenue Service ("IRS") in a timely manner and will make all changes required by the IRS in order to qualify the Plan.

Item 9.  Undertakings.

The undersigned Company hereby makes the following undertakings pursuant to Item 512 of Regulation S-K:

(a)           (1)           To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)           To include any material information with respect to the plan and distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(h)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy in the Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Palmetto, State of Florida, on this 11th day of March, 2010.

TELTRONICS, INC.

Dated: March 11, 2010	By:	/s/ Ewen R. Cameron Ewen R. Cameron President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/s/ Ewen R. Cameron Ewen R. Cameron	Director, President and Chief Executive Officer	March 11, 2010

/s/ Angela L. Marvin Angela L. Marvin	Vice President Finance, Chief Financial Officer, Secretary and Treasurer	March 11, 2010

/s/ Norman R. Dobiesz Norman R. Dobiesz	Director	March 11, 2010

/s/ Gregory G. Barr Gregory G. Barr	Director	March 11, 2010

/s/ Richard L. Stevens Richard L. Stevens	Director	March 11, 2010

/s/ Peter G. Friedmann Peter G. Friedmann	Director	March 11, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit

4.1
Teltronics, Inc. 2005 Incentive Stock Option Plan (incorporated by reference to Exhibit A of the Registrant’s Definitive Proxy Statement on Schedule 14A (000-17893), filed with the SEC on August 30, 2004.

5.1	Opinion of Blair & Roach, LLP Regarding Legality of Securities Registered.*
23.1	Consent of Blair & Roach, LLP (contained in the opinion of Blair & Roach filed as Exhibit No. 5.1).*
23.2	Consent of Kirkland, Russ, Murphy & Tapp, P.A., Independent Registered Public Accountants.*

*           Filed herewith.